

May 16, 2014

<u>Via Facsimile</u>
Mr. William F. Oplinger
Chief Financial Officer
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

      Re: Alcoa Inc.
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed February 13, 2014
               Response Letter Dated April 18, 2014
               File No. 1-03610

Dear Mr. Oplinger,

      We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2014

Consolidated Financial Statements

N. Derivatives and Other Financial Instruments, page 21

1.   We note your disclosure that in July 2012 you elected to modify the pricing for two existing power contracts in Australia. We note these contracts contained an LME-linked embedded derivative, which was previously not recorded due to an exception that existed for embedded derivatives that meet certain criteria. Based on your election to modify these contracts, we note the contracts were evaluated under derivative accounting as if they were new contracts which resulted in you recording a derivative asset and offsetting liability. To facilitate our understanding of your LME-linked power supply agreements,

please tell us the nature of the terms that when altered or otherwise triggered, would result in derivative accounting for your agreements. In addition, please tell us if you have other material LME-linked power contracts that contain potential embedded derivatives that you have not recognized because you determined they meet certain criteria. If additional agreements exist, please more fully explain to us the nature and extent of these contracts and your basis for determining they meet certain criteria such that they are not required to be recorded in your financial statements.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief